Exhibit 99.1

COSTAMARE INC.

Condensed Consolidated Balance Sheets

As of December 31, 2020 and March 31, 2021

(Expressed in thousands of U.S. dollars)

	December 31, 2020	March 31, 2021
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$143,922	$174,488
Restricted cash (Note 1)	4,998	5,848
Accounts receivable, net	8,249	9,223
Inventories (Note 5)	10,455	13,218
Due from related parties (Note 3)	1,623	-
Fair value of derivatives (Notes 18 and 19)	460	6,202
Insurance claims receivable	883	718
Time charter assumed (Note 12)	191	199
Investment in equity securities (Note 4)	-	29,738
Prepayments and other assets	8,853	6,713
Vessels held for sale (Note 6)	12,416	19,394
Total current assets	192,050	265,741
FIXED ASSETS, NET:
Right-of-use assets (Note 11)	199,098	197,176
Vessels and advances, net (Note 6)	2,450,510	2,938,631
Total fixed assets, net	2,649,608	3,135,807
OTHER NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	78,227	26,194
Accounts receivable, net, non-current (Note 3)	3,896	3,075
Deferred charges, net (Note 7)	27,682	29,448
Restricted cash, non-current (Note 1)	42,976	55,465
Time charter assumed, non-current (Note 12)	839	816
Fair value of derivatives, non-current (Notes 18 and 19)	-	304
Debt securities, held to maturity (Net of allowance for credit losses of $569 and $245 as of December 31, 2020 and March 31, 2021, respectively) (Note 4)	6,813	6,922
Other non-current assets (Note 4)	8,425	3,958
Total assets	$3,010,516	$3,527,730
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$147,137	$174,251
Accounts payable	7,582	9,461
Due to related parties (Note 3)	432	696
Finance lease liabilities, net (Note 11)	16,495	16,539
Accrued liabilities	17,621	18,998
Unearned revenue (Note 12)	11,893	10,883
Fair value of derivatives (Notes 18 and 19)	3,440	4,304
Other current liabilities (Note 9)	2,374	17,263
Total current liabilities	206,974	252,395
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,305,076	1,721,178
Finance lease liabilities, net of current portion (Note 11)	116,366	112,225
Fair value of derivatives, non-current portion (Notes 18 and 19)	3,653	7,074
Unearned revenue, net of current portion (Note 12)	29,627	30,659
Total non-current liabilities	1,454,722	1,871,136
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	12	12
Additional paid-in capital (Note 14)	1,366,486	1,370,800
Retained earnings / (Accumulated deficit)	(9,721)	38,437
Accumulated other comprehensive loss (Notes 18 and 20)	(7,957)	(5,050)
Total stockholders’ equity	1,348,820	1,404,199
Total liabilities and stockholders’ equity	$3,010,516	$3,527,730

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the three-month period ended March 31,
	2020	2021
REVENUES:
Voyage revenue	$121,404	$126,725
EXPENSES:
Voyage expenses	(2,518)	(1,041)
Voyage expenses-related parties (Note 3)	(1,587)	(1,906)
Vessels’ operating expenses	(27,870)	(31,779)
General and administrative expenses	(744)	(1,310)
General and administrative expenses – related parties (Note 3)	(1,334)	(2,097)
Management fees-related parties (Note 3)	(5,322)	(5,476)
Amortization of dry-docking and special survey costs (Note 7)	(2,207)	(2,327)
Depreciation (Notes 6, 11 and 20)	(28,136)	(27,096)
Gain / (Loss) on sale of vessels, net (Note 6)	10	(260)
Loss on vessels held for sale (Note 6)	(232)	-
Vessels’ impairment loss (Notes 6 and 7)	(3,071)	-
Foreign exchange gains / (losses), net	(142)	149
Operating income	48,251	53,582
OTHER INCOME / (EXPENSES):
Interest income	647	367
Interest and finance costs (Note 16)	(18,467)	(16,107)
Income from equity method investments (Note 9)	4,164	3,991
Fair value measurement of equity securities (Note 4)	-	25,937
Other, net	428	1,488
Loss on derivative instruments, net (Note 18)	(2,247)	(1,117)
Total other income / (expenses), net	(15,475)	14,559
Net Income	$32,776	$68,141
Earnings allocated to Preferred Stock (Note 15)	(7,693)	(7,595)
Gain on retirement of Preferred Stock (Note 15)	541	-
Net income available to Common Stockholders	25,624	60,546
Earnings per common share, basic and diluted (Note 15)	$0.21	$0.49
Weighted average number of shares, basic and diluted (Note 15)	119,535,940	122,384,052

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2020	2021
Net income for the period	$32,776	$68,141
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	(5,988)	2,892
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	16	15
Other comprehensive income / (loss) for the period	$(5,972)	$2,907
Total comprehensive income for the period	$26,804	$71,048

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

For the three-month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, January 1, 2020	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	32,776	32,776
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	799,528	-	5,827	-	-	5,827
-Retirement of Preferred Stock (Note 14)	(25,900)	-	(13,458)	-	(26,865)	-	(15,150)	-	-	-	(1,962)	-	541	(1,421)
- Dividends - Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(11,913)	(11,913)
- Dividends - Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(7,817)	(7,817)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(5,972)	-	(5,972)
BALANCE, March 31, 2020	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,984,850	$-	119,932,224	$12	$1,355,217	$(7,186)	$74,165	$1,422,208

BALANCE, January 1, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	122,160,638	$12	$1,366,486	$(7,957)	$(9,721)	$1,348,820
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	68,141	68,141
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	512,466	-	4,314	-	-	4,314
- Dividends - Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(12,216)	(12,216)
- Dividends - Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(7,767)	(7,767)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	2,907	-	2,907
BALANCE, March 31, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	122,673,104	$12	$1,370,800	$(5,050)	$38,437	$1,404,199

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2020	2021
Cash Flows From Operating Activities:
Net income:	$32,776	$68,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,136	27,096
Credit loss provision	-	(324)
Amortization of debt discount	(225)	(246)
Amortization and write-off of financing costs	719	1,246
Amortization of deferred dry-docking and special survey costs	2,207	2,327
Amortization of assumed time charter	48	-
Fair value measurement of equity securities	-	(25,937)
Equity based payments	676	1,439
Loss on derivative instruments, net	2,247	1,117
(Gain) / Loss on sale of vessels, net	(10)	260
Loss on vessels held for sale	232	-
Vessels impairment loss	3,071	-
Income from equity method investments	(4,164)	(3,991)
Changes in operating assets and liabilities:
Accounts receivable	286	21
Due from related parties	(5,075)	2,373
Inventories	270	(1,891)
Insurance claims receivable	(766)	(178)
Prepayments and other	(140)	3,254
Accounts payable	4,994	254
Due to related parties	1,129	264
Accrued liabilities	3,379	1,514
Unearned revenue	667	(1,584)
Other current liabilities	160	(793)
Dividend from equity method investees	3,053	-
Dry-dockings	(6,720)	(4,198)
Accrued charter revenue	696	1,032
Net Cash provided by Operating Activities	67,646	71,196
Cash Flows From Investing Activities:
Return of capital from equity method investments	24,008	-
Debt securities capital redemption	-	394
Proceeds from the settlement of insurance claims	1,088	363
Cash acquired through asset acquisition	-	43,684
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(23,155)	(142,992)
Proceeds from the sale of vessels, net	2,761	12,156
Net Cash provided by / (used in) Investing Activities	4,702	(86,395)
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	30,000	440,000
Repayment of long-term debt and finance leases	(44,600)	(358,387)
Payment of financing costs	(242)	(5,400)
Retirement of preferred stock	(1,421)	-
Dividends paid	(14,579)	(17,109)
Net Cash provided by / (used in) Financing Activities	(30,842)	59,104
Net increase in cash, cash equivalents and restricted cash	41,506	43,905
Cash, cash equivalents and restricted cash at beginning of the period	195,871	191,896
Cash, cash equivalents and restricted cash at end of the period	$237,377	$235,801
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$17,290	$15,440
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$5,151	$2,874

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the three-month period ended March 31, 2021, the Company issued 149,600 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of March 31, 2021, under the Plan, the Company has issued to its common stockholders 15,750,089 shares, in aggregate. As of March 31, 2021, the aggregate issued share capital was 122,673,104 common shares. At March 31, 2021, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.0% of the outstanding common shares, in the aggregate.

As of December 31, 2020 and March 31, 2021, the Company owned and/or operated a fleet of 61 and 69 container vessels, respectively, with a total carrying capacity of approximately 435,612 and 517,088 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At March 31, 2021, Costamare had 78 wholly-owned subsidiaries incorporated in the Republic of Liberia, 11 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus.

Revenues for the three-month periods ended March 31, 2020 and 2021, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2020	2021
A	20%	19%
B	23%	20%
C	12%	13%
D	37%	18%
E	4%	13%
Total	96%	83%

The reconciliation of the cash, cash equivalents and restricted cash at end of three-month periods ended March 31, 2020 and 2021 is presented in the table below:

	2020	2021
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	189,151	174,488
Restricted cash – current portion	8,656	5,848
Restricted cash – non-current portion	39,570	55,465
Total cash, cash equivalents and restricted cash	$237,377	$235,801

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2021, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and, during the first half of 2020, adversely impacted the international container shipping industry. From the onset of the outbreak through most of the second quarter of 2020, time charter rates for container vessels have a sizable drop. However, since June 2020, time charter rates across all sizes of container vessels have improved significantly due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. The Company will continue to monitor the development of the COVID-19 pandemic and its potential direct or indirect negative effects on the containership market, and will provide further updates on the situation if market circumstances warrant it.

Preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported and disclosed in the financial statements and the accompanying notes. The Company bases its estimates on assumptions, both historical and forward looking, that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of March 31, 2021, the Company has reviewed and evaluated its revenue concentration risk and the recoverability of its accounts receivable. As part of such evaluation, the Company did not identify any conditions that have substantial impact in the Company’s results of operations, financial position, cash flows or disclosures.

The Company will continue monitoring the situation and will evaluate any future estimates and assumptions that require increased judgment when needed.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2020. There have been no material changes to these policies in the three-month period ended March 31, 2021, except for as discussed below:

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-01 can be adopted as of March 12, 2020 through December 31, 2022. As of March 31, 2021, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company is in the process of assessing the impact of the standard adoption on the consolidated financial statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement dated November 2, 2015 as amended and restated on January 17, 2020 (the “Framework Agreement”), with general administrative and certain commercial services as well as technical, crewing, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership. The Company amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with crewing, commercial and administrative services. Effective July 1, 2019, the Services Agreement has been amended to increase the fees paid by each vessel-owning subsidiary of the Company to 1.10% from 0.60% of the charter hire and other income earned by each vessel-owning subsidiary. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership a daily fee of $0.956 ($0.478 for any containership subject to a bareboat charter) prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) a quarterly fee of $625 plus the value of 149,600 shares which Costamare Services may elect to receive in kind (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell offered technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offered ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece continues to provide the same management services to the Company’s vessels (as well as to vessels acquired under the Framework Deed and to third party vessels). As at March 31, 2021, V.Ships Greece provided services to 34 Costamare vessels, of which 15 were subcontracted for certain management services to V.Ships (Shanghai) Limited.

Management fees charged by Costamare Shipping in the three-month periods ended March 31, 2020 and 2021, amounted to $5,322 and $5,476, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $1,906 for the three-month period ended March 31, 2021 ($1,587 for the three-month period ended March 31, 2020), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $625, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2021 ($625 for the three-month period ended March 31, 2020) and (iii) $1,439, representing the fair value of 149,600 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2021 ($676 for the three-month period ended March 31, 2020). Furthermore, in accordance with the management agreements with V.Ships Greece and the other third-party managers, V.Ships Greece and the other third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2020, such amount was $3,075 in aggregate, of which $3,000 is included in Accounts receivable, net, non-current and $75 in Accounts receivable, net in the accompanying 2020 consolidated balance sheet and as of March 31, 2021, it was $3,300 in aggregate, of which $3,075 is included in Accounts receivable, net, non-current and $225 in Accounts receivable, net in the accompanying 2021 consolidated balance sheet.

During the three-month periods ended March 31, 2020 and 2021, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $899 and $788, respectively, for services provided in accordance with the respective management agreements.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The balance due from Costamare Shipping at December 31, 2020, amounted to $1,623 and is included in Due from related parties in the accompanying 2020 consolidated balance sheet. The balance due to Costamare Shipping at March 31, 2021, amounted to $169 and is included in Due to related parties in the accompanying 2021 consolidated balance sheet. The balance due to Costamare Services at December 31, 2020 and March 31, 2021, amounted to $432 and $527, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare was initially owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the owners of the 16 Company’s containerships that were managed by Shanghai Costamare on that date entered into ship managements agreements with V.Ships Greece, which subcontracted certain management services to V.Ships (Shanghai) Limited. The actual transfer of the management of 15 vessels was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships (Shanghai) Limited. There was no balance due from/to Shanghai Costamare at both December 31, 2020 and March 31, 2021.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2020, in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2020. On March 29, 2021, four of the Company’s vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the three-month periods ended March 31, 2020 and 2021, BNC charged the ship-owning companies $84 and $111, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of income. BNC also provides chartering services to a revenue sharing pool which includes one of the Company’s vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company vessels. During the three-month periods ended March 31, 2020 and 2021, BNA charged the ship-owning companies nil and $182, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

4. Current Assets: Investments in Equity securities / Non-current Assets: Debt Securities, Held to Maturity, and Other Non-Current Assets

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received ZIM shares representing approximately 1.2% of the outstanding ZIM shares immediately after the restructuring and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received from Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the three-month period ended March 31, 2021, the Company recorded $246 in relation to their unwinding ($225 for the three-month period ended March 31, 2020), which is included in “Interest income” in the consolidated statements of income. The Company has classified such debt securities under Debt securities, held to maturity, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. Additionally, on March 22, 2021, the Company received $394 capital redemption of the Series 1 Notes, reducing the principal to $1,012, as of that date. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at March 31, 2021 (Note 19(c)). These financial instruments are not measured at fair value on a recurring basis. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” in relation to its Series 1 and Series 2 Notes securities and a Credit loss provision of $245 was calculated as of March 31, 2021 ($569 as of December 31, 2020) and as result a gain of $324 is included in Other, net in the 2021 consolidated statement of income. As of March 31, 2021, the Zim debt securities, net, amounted to $6,922 ($6,813 as of December 31, 2020).

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On January 28, 2021, Zim completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Since then, the Company classifies the equity securities of Zim that it owns at Fair Value through Net Income, as the Company does not have the ability to exercise significant influence on matters at Zim, and there is readily available fair value for these securities. The Company carries the investment in Zim equity securities at fair value and records the subsequent changes in fair value in the consolidated statements of income based on the closing price of Zim ordinary shares on the New York Stock Exchange (NYSE) on each reporting date (Level 1 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of March 31, 2021, the Company owned 1,221,800 ordinary shares of Zim with a fair value of $29,738 based on the closing price of Zim ordinary shares on the NYSE on that date, separately reflected in Investments in equity securities under current assets in 2021 consolidated balance sheet. For the three months period ended March 31, 2021, the fair value measurement of investment in equity securities of $25,937 is separately reflected in the 2021 consolidated statement of income. As of December 31, 2020, these shares were carried at cost less impairment in the amount of $3,802, which was included in Other non-current assets in the 2020 consolidated balance sheet.

5. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	$3,525,967	$(1,075,457)	$2,450,510
Depreciation	-	(25,235)	(25,235)
Vessel acquisitions, advances and other vessels’ costs	532,645	-	532,645
Vessel sales, transfers and other movements	(30,306)	11,017	(19,289)
Balance, March 31, 2021	$4,028,306	$(1,089,675)	$2,938,631

During the three-month period ended March 31, 2021, the Company acquired the 2004-built Aries and Argus with an aggregate capacity of 12,984 TEU and the 2006-built, 5,642 TEU Glen Canyon and took delivery of the 12,690 TEU newbuild YM Target.

During the three-month period ended March 31, 2021, the Company purchased from York (Notes 8 and 9) the equity interest held by York (in the range from 51% to 75%) in the companies owning the containerships Cape Akritas, Cape Tainaro, Cape Artemisio, Cape Kortia and Cape Sounio, with an aggregate capacity of 55,050 TEU, at an aggregate net consideration price of $88,854 after subtracting term loans of $302,193 (Note 10) assumed at the time of the acquisition. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning companies of the five mentioned container vessels (Note 9). Any favorable or unfavorable lease terms associated with these vessels were recorded as an intangible asset or liability (“Time charter assumed”) at the time of the acquisition. The aggregate Time charter assumed, net, at the time of the acquisitions was a liability of $589, current and non-current portion (Note 12). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the three-month period ended March 31, 2021, the Company agreed to acquire one 2008-built, 4,578 TEU, one 2009-built, 4,578 TEU, one 2010-built, 4,256 (Note 21(d)(i)) and one 2009-built, 4,259 TEU (Note 21(d)(ii)) secondhand containerships. All are expected to be delivered in 2021.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month period ended March 31, 2021, the Company sold the vessel Halifax Express, which was held for sale at December 31, 2020 and recognized a loss of $260, which is separately reflected in Gain / (Loss) on sale of vessels, net in the accompanying 2021 consolidated statement of income.

On December 11, 2020, the Company decided to make arrangements to sell the vessel Halifax Express. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. As of December 31, 2020, the amount of $12,416, separately reflected in Vessels held for sale in the consolidated balance sheet, represents the fair market value of the vessel Halifax Express based on its estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

On March 24, 2021 and March 31, 2021, the Company decided to make arrangements to sell the vessels Venetiko and Prosper, respectively (Note 21(c)). At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of March 31, 2021, the amount of $19,394, separately reflected in Vessels held for sale in the 2021 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

During the three-month period ended March 31, 2020, the Company acquired the 2009-built, 4,258 TEU Virgo (ex. JPO Virgo).

During the three-month period ended March 31, 2020, the Company sold the vessel Neapolis and recognized a gain of $10, which is separately reflected in Gain / (Loss) on sale of vessels, net in the accompanying 2020 consolidated statement of income. During the three-month period ended March 31, 2020, the Company recorded an impairment loss in relation to three of its vessels in the amount of $3,071. The fair values of the three vessels were determined through Level 2 inputs of the fair value hierarchy (Note 19).

Fifty-four of the Company’s vessels, with a total carrying value of $1,956,800 as of March 31, 2021, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the four vessels under the sale and leaseback transactions described in Note 11, the four newbuild vessels YM Triumph, YM Truth, YM Totality and YM Target (Note 10.B), the five vessels acquired in 2018 under the Share Purchase Agreement (Note 9) with York and two unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2021	$27,682
Additions	4,198
Amortization	(2,327)
Write-off and other movements (Note 6)	(105)
Balance, March 31, 2021	$29,448

During the three-month period ended March 31, 2021, one vessel underwent and completed its special survey and two were in process of completing their special surveys. During the three-month period ended March 31, 2020, five vessels underwent and completed their special surveys and one was in process of completing its special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions are made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue. The commitment period ended on May 15, 2020 and the termination of the Framework Deed will occur on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece.

As at March 31, 2021, the Company holds 49% of the capital stock of eight jointly-owned companies formed pursuant to the Framework Deed with York (Note 9). The Company accounts for the entities formed under the Framework Deed as equity investments.

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % March 31, 2021	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	-	49%	July 8, 2013
Horton Maritime Co.	-	49%	June 26, 2013
Smales Maritime Co.	-	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the year ended December 31, 2020, the Company received, in the form of a special dividend, $3,700, in aggregate from Steadman Maritime Co., Geyer Maritime Co., Smales Maritime Co. and Goodway Maritime Co.

During the year ended December 31, 2020, the Company received in the form of a special dividend, $44,185 in aggregate, from Kemp Maritime Co., Hyde Maritime Co., Ainsley Maritime Co., Ambrose Maritime Co. and Skerrett Maritime Co.

During the year ended December 31, 2020, the Company received the amount of $1,764 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months from February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York was fully paid in cash on May 12, 2020, in accordance with the terms of the Share Purchase Agreement.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On March 22, 2021, March 24, 2021 and March 29, 2021, the Company entered into three share purchase agreements to acquire the ownership interest (in the range of 51% to 75%) held by York in five jointly-owned companies, namely Ainsley Maritime Co. and Ambrose Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co. and Kemp Maritime Co., respectively, which had been formed pursuant to the Framework Deed. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company amounted to $141,040. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12).

For the three-month periods ended March 31, 2020 and 2021, the Company recorded net income of $4,164 and $3,991, respectively, from equity method investments, which are separately reflected as Income from equity method investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2020	March 31, 2021
Current assets	$46,006	$26,386
Non-current assets	516,171	95,174
Total assets	$562,177	$121,560

Current liabilities	$30,148	$6,147
Non-current liabilities	346,994	61,956
Total liabilities	$377,142	$68,103

	Three-month period ended March 31,
	2020	2021
Voyage revenue	$24,615	$22,353
Net income	$9,893	$9,462

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2020	March 31, 2021
A.	Term Loans:
	1.	Montes Shipping Co. and Kelsen Shipping Co.	-	-
	2.	Uriza Shipping S.A.	-	-
	3.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	-	-
	4.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	-	-
	5.	Nerida Shipping Co.	11,775	11,325
	6.	Costamare Inc.	-	-
	7.	Singleton Shipping Co. and Tatum Shipping Co.	40,800	40,000
	8.	Reddick Shipping Co. and Verandi Shipping Co.	15,240	-
	9.	Costamare. Inc.	34,188	33,188
	10.	Bastian Shipping Co. and Cadence Shipping Co.	113,200	109,400
	11.	Adele Shipping Co.	60,500	59,000
	12.	Costamare Inc.	135,550	132,660
	13.	Quentin Shipping Co. and Sander Shipping Co.	80,943	78,932
	14.	Costamare Inc.	27,666	26,888
	15.	Capetanissa Maritime Corporation et al.	65,500	63,250
	16.	Caravokyra Maritime Corporation et al.	64,800	62,200
	17.	Achilleas Maritime Corporation et al.	58,396	51,117
	18.	Kelsen Shipping Co.	8,100	8,100
	19.	Uriza Shipping S.A.	20,000	19,350
	20.	Berg Shipping Co.	-	12,500
	21.	Reddick Shipping Co. and Verandi Shipping Co.	-	18,500
	22.	Evantone Shipping Co. and Fortrose Shipping Co.	-	23,000
	23.	Ainsley Maritime Co. and Ambrose Maritime Co.	-	150,000
	24.	Hyde Maritime Co. and Skerrett Maritime Co.	-	147,000
	25.	Kemp Maritime Co.	-	75,000
	26.	Vernes Shipping Co.	-	14,000
		Total Term Loans	$736,658	$1,135,410
B.	Other financing arrangements		728,961	778,972
		Total long-term debt	$1,465,619	$1,914,382
		Less: Deferred financing costs	(13,406)	(18,953)
		Total long-term debt, net	1,452,213	1,895,429
		Less: Long-term debt current portion	(149,910)	(178,210)
		Add: Deferred financing costs, current portion	2,773	3,959
		Total long-term debt, non-current, net	$1,305,076	$1,721,178

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. On June 29, 2020, the Company prepaid $8,500, due to the sale of Kawasaki (ex. Maersk Kawasaki) (Note 6), on the then outstanding balance. On December 17, 2020, the outstanding balance of $8,500 was fully repaid.

2. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. On November 12, 2020, the Company fully prepaid the outstanding balance of $19,500.

3. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. On May 7, 2020, the outstanding balance of the loan was fully repaid.

4. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. On January 24, 2020, the Company prepaid the amount $1,385 due to the sale of the vessel Neapolis (Note 6). On May 7, 2020, the outstanding balance of the loan was fully repaid.

5. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of March 31, 2021, the outstanding balance of $11,325 is repayable in 6 equal quarterly installments of $450, from May 2021 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

6. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance a previously held loan. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. During the year ended December 31, 2020, the Company fully prepaid the outstanding balance of the loan.

7. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of March 31, 2021, the outstanding balance of Tranche A of $20,000 is repayable in 18 equal quarterly installments of $400, from April 2021 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of March 31, 2021, the outstanding balance of Tranche B of $20,000 is repayable in 18 equal quarterly installments of $400, from May 2021 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

8. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. On March 24, 2021, the then outstanding balance of $14,020 was fully repaid.

9. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius (ex. JPO Scorpius) as additional security. As of March 31, 2021, the outstanding balance of Tranche A of $11,000 is repayable in 11 equal quarterly installments of $1,000, from May 2021 to November 2023. As of March 31, 2021, the outstanding balance of Tranche B of $22,188 is payable in November 2023.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 11) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of March 31, 2021, the aggregate outstanding balance of the two tranches of $109,400 is repayable in 25 variable quarterly installments, from June 2021 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

11. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 11) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of March 31, 2021, the outstanding balance of the loan of $59,000 is repayable in 22 equal quarterly installments of $1,500, from April 2021 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

12. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. As of March 31, 2021, the outstanding balance of each tranche of $44,220, is repayable in 18 equal quarterly installments of $963.3 from April 2021 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

13. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. As of March 31, 2021, the outstanding balance of each tranche of $39,466, is repayable in 18 equal quarterly installments of $1,005.7 from April 2021 to July 2025 and a balloon payment of $21,364 each payable together with the last installment.

14. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela (Note 6). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. As of March 31, 2021, the aggregate outstanding balance of tranche A, B, C and D of $26,888 is repayable in 12 equal quarterly installments of $194, $199, $190 and $195, respectively, from May 2021 to February 2024 and a balloon payment of $4,646, $4,566, $4,210 and $4,130 respectively, payable together with the last installment.

15. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. As of March 31, 2021, the outstanding balance of $63,250 is repayable in 17 equal quarterly installments of $2,250 from May 2021 to May 2025 and a balloon payment of $25,000 payable together with the last installment.

16. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. As of March 31, 2021, the outstanding balance of $62,200 is repayable in 17 variable quarterly installments from June 2021 to June 2025 and a balloon payment of $29,200 payable together with the last installment.

17. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of Zagora and Singapore Express (Note 6), on the then outstanding balance. On January 29, 2021, the Company prepaid $4,861 due to the sale of Halifax Express (Note 6), on the then outstanding balance. As of March 31, 2021, the outstanding balance of $51,117 and giving effect to the loan discussed in Note 21 (f(i)), is repayable in 20 quarterly installments from September 2021 to June 2026 and a balloon payment of $2,278 payable together with the last installment. As of March 31, 2021, the vessels Prosper and Venetiko were classified as “held for sale” (Note 6) and the then outstanding amount of $8,805 (Note 21 (c)), in aggregate, is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2021 balance sheet.

18. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. As of March 31, 2021, the outstanding balance of the loan of $8,100 is repayable in 4 equal semi-annual installments of $2,025, from June 2021 to December 2022.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

19. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. As of March 31, 2021, the outstanding balance of the loan of $19,350 is repayable in 19 equal quarterly installments of $650, from May 2021 to November 2025 and a balloon payment of $7,000 payable together with the last installment.

20. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. As of March 31, 2021, the outstanding balance of the loan of $12,500 is repayable in 20 equal quarterly installments of $280, from April 2021 to January 2026 and a balloon payment of $6,900 payable together with the last installment.

21. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. As of March 31, 2021, the outstanding balance of each tranche of $9,250 is repayable in 10 equal quarterly installments of $600, from June 2021 to September 2023 and a balloon payment of $3,250 each payable together with the last installment.

22. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. As of March 31, 2021, the outstanding balance of the loan of $23,000 is repayable in 20 equal quarterly installments of $750, from June 2021 to March 2026 and a balloon payment of $8,000 payable together with the last installment.

23. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans (Note 6) and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of March 31, 2021, the outstanding balance of each tranche of $75,000 is repayable in 40 equal quarterly installments of $1,339.3, from June 2021 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

24. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans (Note 6) and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. As of March 31, 2021, the outstanding balance of tranche A of $73,500 is repayable in 30 equal quarterly installments of $1,413.5, from June 2021 to September 2028 and a balloon payment of $31,096.2 each payable together with the last installment. As of March 31, 2021, the outstanding balance of tranche B of $73,500 is repayable in 20 equal quarterly installments of $1,413.5, from June 2021 to March 2026 and a balloon payment of $45,230.8 each payable together with the last installment.

25. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan (Note 6) and for general corporate purposes. The facility was drawn down on March 30, 2021. As of March 31, 2021, the outstanding balance of the loan of $75,000 is repayable in 32 variable quarterly installments from June 2021 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

26. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon. The facility was drawn down on March 31, 2021. As of March 31, 2021, the outstanding balance of the loan of $14,000 is repayable in 20 equal quarterly installments of $450, from June 2021 to March 2026 and a balloon payment of $5,000 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the three-month period ended March 31, 2021 amounted to $319 ($3,274 for the year ended December 31, 2020), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2021 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of March 31, 2021 and following the delivery of the first four newbuilds (Note 6), the aggregate outstanding amount of their financing arrangements is repayable in various installments from April 2021 to February 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2021, the interest expense incurred amounted to $3,345, in aggregate, and is included in Interest and finance costs in the accompanying 2021 consolidated statements of income.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. As at March 31, 2021, the aggregate outstanding amount of the five financing arrangements is repayable in various installments from April 2021 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2021, the interest expense incurred amounted to $4,915 ($7,470 for the three-month period ended March 31, 2020), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of March 31, 2020, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $778,972.

The annual repayments under the Term Loans and Other Financing Arrangements after March 31, 2021, giving effect to the term loans discussed in Note 21(f(i)), are in the aggregate as follows:

Year ending December 31,	Amount
2021	$136,830
2022	178,624
2023	193,992
2024	172,872
2025	350,751
2026 and thereafter	881,313
Total	$1,914,382

The interest rate of Costamare’s long-term debt as at December 31, 2020 and March 31, 2021, was in the range of 2.07%-6.34% and 2.04%-4.80%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2020 and March 31, 2021, was 4.1% and 3.6%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the three-month periods ended March 31, 2020 and 2021, amounted to $9,482 and $13,838, respectively. Of the above amounts, $8,603 and $13,519, are included in Interest and finance costs in the accompanying consolidated statements of income for the three-month periods ended March 31, 2020 and 2021, respectively, whereas in 2020, an amount of $879 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2020 and in 2021, an amount of $319 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of March 31, 2021.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

C. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2021	14,080
Additions	6,668
Amortization and write-off	(1,246)
Transfers and other movements	76
Balance, March 31, 2021	$19,578
Less: Current portion of financing costs	(4,151)
Financing costs, non-current portion	$15,427

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 10.A.10). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 10.A.11). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue. At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557, were reclassified to Right-of-Use assets.

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the three-month periods ended March 31, 2020 and 2021, amounted to $1,678 and $1,846, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2020, and March 31, 2021, accumulated depreciation amounted to $27,731 and $29,577, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2020, and March 31, 2021, the net book value of the vessels amounted to $199,098 and $197,176, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The finance lease liabilities amounting to $129,389 as at March 31, 2021 are scheduled to expire through 2026 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the three-month periods ended March 31, 2020 and 2021, amounted to $1,552, and $1,222, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the finance leases after March 31, 2021, are in the aggregate as follows:

Year ending December 31,	Amount
2021	$13,717
2022	18,267
2023	18,267
2024	37,157
2025	13,376
2026	33,342
Total	$134,126
Less: Amount of interest (Leonidio and Kyparissia)	(4,737)
Total lease payments	$129,389
Less: Financing costs, net	(625)
Total lease payments, net	$128,764

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2020 and March 31, 2021 consolidated balance sheet as follows:

	December 31, 2020	March 31, 2021
Finance lease liabilities – current	$16,691	$16,731
Less: current portion of financing costs	(196)	(192)
Finance lease liabilities – non-current	116,844	112,658
Less: non-current portion of financing costs	(478)	(433)
Total	$132,861	$128,764

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2020 and March 31, 2021, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at December 31, 2020, the net accrued charter revenue, totaling ($34,284) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2020 consolidated balance sheet. As at March 31, 2021, the net accrued charter revenue, totaling ($35,316) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2021 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2021	$(3,509)
2022	(4,657)
2023	(8,134)
2024	(11,611)
2025	(5,308)
2026 and thereafter	(2,097)
Total	$(35,316)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2020 and March 31, 2021, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of four out of the five vessels discussed in Note 6 and 9, with charter parties assumed at values below their fair market value at the date of delivery of the vessels. During the three-month period ended March 31, 2021, the amortization of the liability amounted to $47 (nil for the three-month period ended March 31, 2020), and is included in Voyage revenue in the accompanying 2021 consolidated statement of income.

	December 31, 2020	March 31, 2021
Hires collected in advance	$7,236	$5,652
Charter revenue resulting from varying charter rates	34,284	35,316
Unamortized balance of charters assumed	-	574
Total	$41,520	$41,542
Less current portion	(11,893)	(10,883)
Non-current portion	$29,627	$30,659

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 9). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased from York its 51% of the equity interest in the company owning the containership Cape Artemisio (Note 9). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. As of December 31, 2020, and March 31, 2021, the aggregate balance of Time charter assumed (current and non-current) was $1,030 and $1,015, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the three-month periods ended March 31, 2020 and 2021, the amortization expense of Time charter assumed amounted to $48 and $47, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Commitments and Contingencies:

(a) Time charters: As at March 31, 2021, the Company has entered into time charter arrangements for all of its vessels in operation, including the one newbuild vessel under construction and the three secondhand vessels that the Company had agreed to acquire during the three month period ended March 31, 2021 (Note 6), with international liner operators. These arrangements as at March 31, 2021, have remaining terms of up to 124 months. At March 31, 2021, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2021	$480,033
2022	542,329
2023	455,181
2024	387,136
2025	307,484
2026 and thereafter	630,774
Total	$2,802,937

(b) Capital Commitments: Capital commitments of the Company as at March 31, 2021 were $65,578 in the aggregate, consisting of payments through the Company’s equity (i) upon the delivery of one vessel under construction from the shipyard discussed in Note 6, while approximately $0.1 billion in total is financed through a financial institution (Note 10.B) and (ii) in relation to the aggregate balance amount payable for the acquisition cost of the 2008-built, 4,578 TEU, the 2009-built, 4,578 TEU, and the 2009-built, 4,259 TEU (Note 21(d)(ii)) secondhand containerships discussed in Note 6.

(c) Debt guarantees with respect to entities formed under the Framework Deed: As of March 31, 2021, following the transaction discussed in Note 9, Costamare does not guarantee any loan with respect to entities formed under the Framework Deed. As of December 31, 2020 Costamare had agreed to guarantee 100% of the debt of Ainsley Maritime Co. ($60,214), Ambrose Maritime Co. ($63,975), Kemp Maritime Co. ($61,250), Hyde Maritime Co. ($60,667) and Skerrett Maritime Co. ($61,750), which were formed under the Framework Deed and are the owners of Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As security for providing the guarantee, in the event that Costamare was required to pay under any guarantee, Costamare would be entitled to acquire all of the shares in the entities for whose benefit the guarantee would have been issued that it would not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the three-month periods ended March 31, 2020 and 2021, the Company issued 149,600 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the three-month period ended March 31, 2021.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2020, the Company issued 2,429,542 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $5.6732 per share. During the three-month period ended March 31, 2021, the Company issued 362,866 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $7.9211 per share.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 25, 2019, 2,883,015 shares of common stock at par value of $0.0001 were issued pursuant to the Share Purchase Agreement with York (Note 9).

As of March 31, 2021, the aggregate issued share capital was 122,673,104 common shares at par value of $0.0001.

(b) Preferred Stock: During the three-month period ended March 31, 2020, the Company repurchased and retired 81,373 preferred shares of all classes in the aggregate, at an average price of $17.48 per share. The face value of the preferred shares was cleared from Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 15).

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the year ended December 31, 2020, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the three-month period ended March 31, 2020, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid $6,762 in cash and issued 649,928 shares pursuant to the Plan.

During the three-month period ended March 31, 2021, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,342 in cash and issued 362,866 shares pursuant to the Plan.

During the three-month period ended March 31, 2020, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2019 to January 14, 2020. During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series B Preferred Stock $939 or $0.476563 per share for the period from October 15, 2020 to January 14, 2021.

During the three-month period ended March 31, 2020, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2019 to January 14, 2020. During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series C Preferred Stock $2,111 or $0.531250 per share for the period from October 15, 2020 to January 14, 2021.

During the three-month period ended March 31, 2020, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2019 to January 14, 2020. During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series D Preferred Stock $2,180 or $0.546875 per share for the period from October 15, 2020 to January 14, 2021.

During the three-month period ended March 31, 2020, the Company declared and paid to its holders of Series E Preferred Stock $2,551 or $0.554688 per share for the period from October 15, 2019 to January 14, 2020. During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series E Preferred Stock $2,537 or $0.554688 per share for the period from October 15, 2020 to January 14, 2021.

15. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period and the gain which resulted from the repurchase of the preferred shares within the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the three-month periods ended March 31, 2020 and 2021, amounted to $7,693 and $7,595, respectively.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the three-month period ended March 31,
	2020	2021
	Basic EPS	Basic EPS
Net income	$32,776	$68,141
Less: paid and accrued earnings allocated to Preferred Stock	(7,693)	(7,595)
Add: gain from retirement of Preferred Stock	541	-
Net income available to common stockholders	25,624	60,546
Weighted average number of common shares, basic and diluted	119,535,940	122,384,052
Earnings per common share, basic and diluted	$0.21	$0.49

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the three-month period ended March 31,
	2020	2021
Interest expense	$18,590	$14,330
Interest capitalized	(879)	(319)
Swap effect	(85)	730
Amortization and write-off of financing costs	719	1,246
Bank charges and other financing costs	122	120
Total	$18,467	$16,107

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate swap agreements with varying start and maturity dates.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, following the adoption of ASU 2017-12, these interest rate swaps qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance cost. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Loss on derivative instruments.

At December 31, 2020 and March 31, 2021, the Company had interest rate swap agreements with an outstanding notional amount of $257,293 and $401,592, respectively. The fair value of these interest rate swaps outstanding as at December 31, 2020 and March 31, 2021 amounted to a liability of $7,093 and a liability of $4,309, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and March 2031.

During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046, which all met hedge accounting criteria according to ASC 815 for non-zero derivative instruments at hedge inception. During the three-month period ended March 31, 2021, the Company entered into two interest rate swap agreements with an aggregate notional amount of $150,000, which both met hedge accounting criteria according to ASC 815.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $2,461.

(b) Interest rate swaps that do not meet the criteria for hedge accounting:

During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046. These interest rate swap agreements at their inception, did not qualify for hedge accounting and the Company recorded a loss of $2,193, representing the fair value change for the period the swap agreements were not designated in a hedging relationship, which is included in Loss on derivative instruments, net in the accompanying consolidated statement of income for the three-month period ended March 31, 2020. On March 17, 2020, these five interest rate swap agreements met hedge accounting criteria according to ASC 815 for non-zero derivative instruments. As of March 31, 2021, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of March 31, 2021, the Company was engaged in nine Euro/U.S. dollar forward agreements totaling $18,000 at an average forward rate of Euro/U.S. dollar 1.2145, expiring in monthly intervals up to December 2021.

As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar forward agreements totaling $16,000 at an average forward rate of Euro/U.S. dollar 1.1962, expiring in monthly intervals up to August 2021.

The total change of forward contracts fair value for the three-month period ended March 31, 2021, was a loss of $1,024 (loss of $54 for the three-month period ended March 31, 2020) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Effect of Derivative Instruments for the three-month periods ended
March 31, 2020 and 2021
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2020	2021
Interest rate swaps	$(5,903)	$2,162
Reclassification to Interest and finance costs	(85)	730
Total	$(5,988)	$2,892

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2020	2021
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(2,193)	$(93)
Forward contracts	Loss on derivative instruments, net	(54)	(1,024)
Total		$(2,247)	$(1,117)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to nil for the three-month periods ended March 31, 2020 and 2021, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets, except debt securities, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The debt securities are carried at amortized cost and their fair values as of March 31, 2021, are estimated in the amount of $3,249 in the aggregate, based on public quotations from a provider of financial market information (Level 2 inputs of the fair value hierarchy) (Note 4). The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B and the term loan with fixed interest rates discussed in Note 10.A.24, the fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of the Company’s other financing arrangements with fixed interest rates discussed in Note 10.B and the term loan with fixed interest rates discussed in Note 10.A.24, approximate the recorded values and are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2020 and March 31, 2021, the fair value of these interest rate swaps in aggregate amounted to a liability of $7,093 and a liability of $4,309, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2020 and March 31, 2021, amounted to an asset of $460 and a liability of $563, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$460	$-	$460	$-
Interest rate swaps-liability position	(7,093)	-	(7,093)	-
Total	$(6,633)	$-	$(6,633)	$-

	March 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts- liability position	$(563)	$-	$(563)	$-
Interest rate swaps-liability position	(4,309)	-	(4,309)	-
Investment in equity securities-asset position	29,738	29,738	-	-
Total	$24,866	$29,738	$(4,872)	$-

Assets measured at fair value on a non-recurring basis:

During the year ended December 31, 2020, five vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these five vessels amounting to $30,500 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

20. Comprehensive Income:

During the three-month period ended March 31, 2020, Other comprehensive income decreased with net losses of $5,972 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $5,903), net of the settlements to net income of derivatives that qualify for hedge accounting (loss of $85) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($16).

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month period ended March 31, 2021, Other comprehensive income increased with net gains of $2,907 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $2,162), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $730) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($15).

As at March 31, 2020 and 2021, Comprehensive income amounted to an income of $26,804 and an income of $71,048, respectively.

21. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On April 1, 2021, the Company declared a dividend for the quarter ended March 31, 2021, of $0.10 per share on its common stock, which was paid on May 6, 2021, to stockholders of record of common stock as of April 20, 2021.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On April 1, 2021, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on April 15, 2021 to holders of record as of April 14, 2021.

(c)	Sale of vessels: On April 22, 2021 and April 23, 2021, the Company agreed to sell Venetiko and Prosper, respectively, which were held for sale as of March 31, 2021 (Note 6). On May 21, 2021, in relation to the sale of the vessel Prosper, the Company prepaid the amount of $1,012 related to the term loan discussed in Note 10.A.17. On June 7, 2021, the vessel Prosper was delivered to its new owners.

(d)	Delivery of vessels: (i) On April 5, 2021, the Company took delivery of the 2010-built, 4,256 TEU vessel, Androusa (Note 6), (ii) on May 12, 2021, the Company took delivery of the 2009-built, 4,259 TEU vessel, Norfolk (Note 6) and (iii) on May 27, 2021 the Company took delivery of the 12,690 TEU newbuild vessel YM Tiptop (Note 6).

(e)	Vessels acquisition: On April 29, 2021, the Company agreed to acquire one 2001-built, 6,712 TEU containership, one 2002-built, 5,908 TEU containership and one 2002-built, 5,570 TEU containership, which are expected to be delivered in 2021.

(f)	New loan facilities: (i) In June 2021, the Company signed a loan facility agreement with a bank for an amount up to $158,100 loan facility agreement, in order to finance the acquisition of one 2001-built and two 2002-built secondhand vessels expected to be delivered in 2021 and to refinance an existing facility discussed in Note 10.A.17. The existing facility was scheduled to mature in 2024 whilst the new facility will be repayable over 5 years. (ii) In June 2021, the Company signed a loan facility agreement with a bank for an amount up to $79,000, in order to finance the acquisition of Androusa, Norfolk (Note 6 and Note 21(d)) and the acquisition of one 2008-built and one 2009-built secondhand vessels expected to be delivered in 2021. The new facility will be repayable over 4 years.

(g)	Bond offering: On May 25, 2021, Costamare Participations Plc, a wholly owned subsidiary of the Company, concluded an offering of €100,000 unsecured bonds (the “Bonds”) in Greece. The Bonds mature in 2026 and have a coupon of 2.70%, payable semi-annually. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The Bonds are guaranteed by Costamare Inc. and after the second anniversary, Costamare Participations Plc has the option to redeem the Bonds prior to their maturity.